ADB

Asian Development Bank


12026227

83-2

suppl.

20 June 2012

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$100,000,000 Floating Rate Notes due 20 December 2013 under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MICHAEL T. JORDAN
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$100,000,000
Floating Rate Notes due 20 December 2013

Filed pursuant to Rule 3 of Regulation AD
Dated: 20 June 2012

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 principal amount of Floating Rate Notes due 20 December 2013 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 18 June 2012 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 18 June 2012.

Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 15 June 2012, was filed under a report of the ADB dated 15 June 2012.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 18 June 2012, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 18 June 2012, with J.P. Morgan Securities Ltd. (the "Dealer"), pursuant to which the ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 100.00 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the

Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 20 June 2012.

The Dealer proposes to offer all the Notes to the public at the public offering price of 100.00 per cent.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 10, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$100,000,000	U.S.$0	U.S.$100,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$15,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 18 June 2012, previously filed under a report of the ADB dated 18 June 2012.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 18 June 2012, previously filed under a report of the ADB dated 18 June 2012.

(d) (i) Information Statement dated 15 June 2012, previously filed under a report of the ADB dated 15 June 2012.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS • LONDON
MOSCOW • FRANKFURT • COLOGNE • ROME • MILAN
HONG KONG • BEIJING • BUENOS AIRES • SÃO PAULO

20 June 2012

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to J.P. Morgan Securities Ltd. (the "Manager") in connection with the offering by the Asian Development Bank (the "ADB") of U.S.$100,000,000 principal amount of Floating Rate Notes due 20 December 2013 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program") and the terms agreement dated as of 18 June 2012 between ADB and the Manager. This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 18 June 2012;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the global agency agreement dated as of 28 April 2011 (the "Global Agency Agreement") between ADB and Citibank, N.A., as global agent (the "Global Agent");

(d) an executed copy of the Registered Global Note representing the Notes;

(e) the letter of instruction dated 18 June 2012 from ADB to the Global Agent and Citibank Europe plc, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 20 June 2012 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly authenticated by the Global Agent and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson

Wanda J. Olson, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$100,000,000
Floating Rate Notes due 20 December 2013

Filed pursuant to Rule 3 of Regulation AD
Dated: 20 June 2012

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 principal amount of Floating Rate Notes due 20 December 2013 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 18 June 2012 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 18 June 2012. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 15 June 2012, was filed under a report of the ADB dated 15 June 2012.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 18 June 2012, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 18 June 2012, with J.P. Morgan Securities Ltd. (the "Dealer"), pursuant to which the ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 100.00 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the

Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 20 June 2012.

The Dealer proposes to offer all the Notes to the public at the public offering price of 100.00 per cent.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 10, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$100,000,000	U.S.$0	U.S.$100,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$15,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 18 June 2012, previously filed under a report of the ADB dated 18 June 2012.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 18 June 2012, previously filed under a report of the ADB dated 18 June 2012.

(d) (i) Information Statement dated 15 June 2012, previously filed under a report of the ADB dated 15 June 2012.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS • LONDON
MOSCOW • FRANKFURT • COLOGNE • ROME • MILAN
HONG KONG • BEIJING • BUENOS AIRES • SÃO PAULO

20 June 2012

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to J.P. Morgan Securities Ltd. (the "Manager") in connection with the offering by the Asian Development Bank (the "ADB") of U.S.$100,000,000 principal amount of Floating Rate Notes due 20 December 2013 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program") and the terms agreement dated as of 18 June 2012 between ADB and the Manager. This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 18 June 2012;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the global agency agreement dated as of 28 April 2011 (the "Global Agency Agreement") between ADB and Citibank, N.A., as global agent (the "Global Agent");

(d) an executed copy of the Registered Global Note representing the Notes;

(e) the letter of instruction dated 18 June 2012 from ADB to the Global Agent and Citibank Europe plc, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 20 June 2012 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly authenticated by the Global Agent and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson
Wanda J. Olson, a Partner

CLEARY GOTTLIEB STEEN & HAMILTON LLP
2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

HAND DELIVER


SEC MAIL PROCESSING
RECEIVED
JUN 20 2012
WASH, D.C. 189 SECTION

CLEARY GOTTLIEB STEEN & HAMILTON LLP
2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006

TO:
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
ATTN: Filings Desk